EXHIBIT 99.5

CONSENT OF EXPERT

Reference is made to the feasibility study entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “Report”).

I, Rolf Schmitt, M.Sc., P. Geo, on behalf of Environmental Resources Management (the “Company”), consent to the use of the Company’s name and references to the Report, and to the inclusion or incorporation by reference of information derived from the Report, in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019 and (ii) Pretium Resources Inc.’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Rolf Schmitt
Rolf Schmitt

February 20, 2020